UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2016
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or     Form 40-F.
Form 20-F X          Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes            No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes            No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No X
Enclosure: Press release -
ANGLOGOLD ASHANTI LIMITED PUBLISHES ITS 2015 SUITE OF
ANNUAL REPORTS AND ISSUES A NO CHANGE STATEMENT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
 Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
31 March 2016
NEWS RELEASE
ANGLOGOLD ASHANTI LIMITED PUBLISHES ITS 2015 SUITE OF ANNUAL REPORTS AND ISSUES A
NO CHANGE STATEMENT

AngloGold Ashanti announces that it has today, Thursday, 31 March 2016, published the group’s suite of reports for the financial year ended 31 December 2015 and commenced posting the Notice of Annual
General Meeting to shareholders which incorporates summarised financial statements for the year under review.

AngloGold Ashanti’s suite of 2015 annual reports includes:
· Integrated
Report
2015
· Annual Financial Statements 2015
· Sustainable Development Report 2015
· Mineral Resource and Ore Reserve Report 2015
· Notice of the 72
nd
Annual General Meeting

These reports and documents communicate relevant aspects of AngloGold Ashanti’s operating, sustainability and financial performance for the 2015 financial year, from 1 January to 31 December 2015 and are available at www.aga-reports.com.

The Group Annual Financial Statements for the year ended 31 December 2015, on which Ernst & Young Inc. issued an unqualified audit report, does not contain any material changes to the International Financial
Reporting Standards financial statements published on 22 February 2016 on the Stock Exchange News
Service of the JSE Limited. The unqualified audit report issued by Ernst & Young is available for inspection at the registered office of the Company. The Company, however, draws attention to the non-adjusting events subsequent to year end as set out in the Group Note 38 of the Annual Financial Statements 2015.

The Annual General Meeting of AngloGold Ashanti shareholders will be held on Wednesday, 4 May 2016 at the Auditorium, 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, at 11:00am (SA time).

The board of directors of the Company has determined that:
· The record date for the purposes of receiving notice of the Annual General Meeting (being the date on which a shareholder must be registered in the Company’s register of shareholders in order to receive notice of the Annual General Meeting), shall be the close of business on Friday, 18 March 2016; and
·The record date for the purposes of participating in and voting at the Annual General Meeting (being the date on which a shareholder must be registered in the Company’s register of shareholders in order to participate in and vote at the Annual General Meeting) shall be the close of business on Friday,
22 April 2016 (“Voting Record Date”). Accordingly, the last day to trade in AngloGold Ashanti securities in order to be eligible to participate in and vote at the meeting is Friday, 15 April 2016.

Further, AngloGold Ashanti’s annual report, which includes the annual financial statements for the year ended 31 December 2015, has been filed on Form 20-F with the United States Securities and Exchange
Commission (SEC) today, 31 March 2016 and is available on the SEC’s website at www.sec.gov and the
Company’s website at www.aga-reports.com. Shareholders and holders of American Depositary Receipts can request copies of the Company’s annual financial statements free of charge from the Company
Secretarial Department at companysecretary@anglogoldashanti.com.

ENDS

31 March 2016
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts
Media

Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Chris Nthite +27-83-301-2481
cnthite@anglogoldashanti.com
Investors

Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Sabrina Brockman +1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmenta l health and safety issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the United States Securities and Exchange
Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited

Date: March 31, 2016
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance